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                            June 29, 2023

       Pierre Schurmann
       Chief Executive Officer
       Nvni Group Ltd
       P.O. Box 10008, Willow House, Cricket Square
       Grand Cayman, Cayman Islands KY1-1001

                                                        Re: Nvni Group Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed June 16, 2023
                                                            File No. 333-272688

       Dear Pierre Schurmann:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 24, 2023 letter.

       Registration Statement Filed on Form F-4

       Frequently Used Terms, page i

   1.                                                   You define Exchange
Ratio    as the quotient obtained by dividing (a) the Per Share
                                                        Company Value by (b)
$10.00. However, this appears to define the calculation to
                                                        determine the number of
shares to be issued to former Nuvini Shareholders and not the ratio used to exchange
Nuvini Ordinary Shares held at the time of the Contribution to New
                                                        Nuvini Ordinary shares.
Please explain and revise as necessary.
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
June       NameNvni Group Ltd
     29, 2023
June 29,
Page  2 2023 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Nuvini and Nuvini S.A., page 22

2.       Please revise your discussion here regarding Nuvini S.A.   s various
acquisitions to include
         the date of each acquisition as previously disclosed.
New Nuvini Earnout Shares, page 26

3. We note your revised disclosures in response to prior comment 4. Please address the following:
             Revise the first paragraph to clarify that the Earnout Agreements and Earnout Shares all relate to acquisitions made by Nuvini S.A.
             Describe the circumstances under which Earnout Shares would not be paid to the persons designated in the Earnout Agreements.
             Explain why such shares would ultimately be issued to Nuvini Shareholders as part of the Transaction Consideration referred to the Business Combination Agreement.
             Ensure that the detailed information, such as dates and amounts owed, provided here and on page 143, is consistent with the disclosures on page F-78. Summary Historical Consolidated Financial Information of Nuvini, page 41

4. Revise to remove the disclosures here regarding the restatement of the financial statements as of and for the year ended December 31, 2021 as you no longer label those financial statements as restated. Instead, revise to include a discussion of the various errors in your risk factor disclosures on page 88 where you discuss
NVNI   s material
         weaknesses in internal control over financial reporting.
Summary Unaudited Pro forma Condensed Combined Financial Information, page 44

5. Please revise your description of the Minimum Cash Redemption Scenario on page 45 to clarify that if the Minimum Cash Condition is not satisfied and such condition is not waived by Nuvini, the Business Combination will not be completed and the shares of
         Mercato Class A Common Stock submitted for redemption in connection with the
         Business Combination will not be redeemed, consistent with the disclosure at the bottom of that page.
Risk Factors
In the event that a significant number of shares of Mercato Class A Common Stock are redeemed
.. . ., page 92

6. We note your response to our prior comment 8 and reissue the comment in part. Please discuss the downward pressure potential sales of securities following additional capital raising transactions may have on the trading price of the combined entity.
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
June       NameNvni Group Ltd
     29, 2023
June 29,
Page  3 2023 Page 3
FirstName LastName
Certain unaudited financial information, page 157

7. We note your response to our prior comment 12 and reissue the comment. Please revise to include the full projections presented to the board, rather than the summary provided.
Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 202

8. Please revise to remove the second paragraph regarding the unaudited pro forma condensed statements of income for the year ended December 31, 2022, as it is already disclosed in your basis of presentation discussion on page 203. To the extent you want to include this disclosure in the introduction, revise to ensure you also address the unaudited pro forma condensed combined statement of financial position.
Basis of Pro Forma Presentation, page 204

9. Please tell us and revise to disclose your intent to waive the minimum cash requirement, if necessary. Irrespective of the disclosures provided on page 30 in response to prior comment 5, to the extent you do not intend to waive such requirement, tell us why you believe it is appropriate to reflect redemption scenarios beyond the minimum cash redemption scenario level. If you intend to waive such requirement, revise to indicate as such. In addition, tell us why you believe it is appropriate to reflect redemption scenarios that result in negative cash (e.g. 75% and maximum redemption scenarios) if you will not have the cash to pay for such redemptions or revise your disclosures to explain how you intend to fund these redemptions. To the extent you plan to fund the redemptions with additional financing you have yet to obtain, tell us your consideration to remove these two columns from the presentation and instead, describe the impact of these scenarios in the notes to the pro forma financial statements, including how you intend to pay for such redemptions and what would happen if you were unable to obtain such funding.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 210

10. You refer to two additional draws on the working capital loan subsequent to December 31,
         2022. However, it appears that you have only reflected the R$524,400 draw on March 21,
         2023 in pro forma adjustment (b) but not the draw for R$440,470 on March 10, 2023.
         Please explain or revise.
11. We note your response to prior comment 15 where you referred to the revised section on pages 210 to 217; however, it is not clear where you discuss the Extension Promissory
         Instrument. As previously requested, please revise to include either pro forma adjustments or a note to the pro forma financial statements addressing the Extension
         Promissory Instrument. Ensure you disclose the amount issued since the most recent balance sheet date and the repayment terms of such Instrument.
12. Please tell us and revise to clarify what the references to "(1)" and "(2)" in the liability to equity reclassification line item in the Reconciliation of Class A and Class B pro forma
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
June       NameNvni Group Ltd
     29, 2023
June 29,
Page  4 2023 Page 4
FirstName LastName
         shares represent.
Growth Strategy, page 228

13. Based on your disclosure, it appears you consider a company to be in your currently engaged pipeline if you have conducted an initial analysis. Please explain the basis for your statement that you could enter into non-binding letters of intent with any of the currently engaged companies at any time and clarify whether any of these companies have engaged in discussion regarding an M&A transaction with the company.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 241

14. We note your revised disclosures in response to prior comment 22, which indicate that you utilize ARPU as a measure of consolidated performance. Please further revise to explain how ARPU is calculated and disclose the amount for each period presented.
15. We note from your disclosures on page 54 that your SaaS solutions typically have monthly terms, which renew automatically. Please explain, and revise to disclose, your basis for assuming monthly subscriptions will renew. In this regard, tell us and disclose the renewal rates for your monthly subscriptions for each period presented to support your assumptions. To the extent your measure of Recurrence % is a measure of renewal or retention, revise to indicate as such. Also, disclose what this measure represents and how it is calculated.
16.      You disclose the number of clients for each period presented on page
231. Please revise
         your disclosures here to incorporate that information, and explain the difference, if any, in clients, customers and users.
Non-IFRS measures Key Performance Indicators, page 243

17. Please revise to move these disclosures to follow the Results of Operations discussion, incorporating them with the disclosures beginning on page 253, such that the most directly comparable IFRS measures are presented with equal or greater prominence to the respective non-IFRS measures. Further, ensure net cash from (used in) operating activities is presented with equal or greater prominence to Free Cash Flow. Refer to Question
         102.10(a) of the non-GAAP C&DIs and Item 10(e)(1)(i)(A) of Regulation S-K.
18. Please change the title of your Free Cash Flow measure to Adjusted Free Cash Flow since the measure includes adjustments other than capital expenditures. Further, revise the reconciliation to reflect the business acquisitions adjustment as a separate line item and explain further what this measure, as adjusted for businesses acquisitions, is intending to convey. Also, revise to remove the reference to free cash flow as a performance measure as you reconcile this measure to the most directly comparable IFRS measure of operating cash flows. Refer to Question 102.07 of the C&DIs.
19. You disclose a limitation of the Free Cash Flow measure is that it does not include cash
 Pierre Schurmann
FirstName
Nvni GroupLastNamePierre Schurmann
            Ltd
Comapany
June       NameNvni Group Ltd
     29, 2023
June 29,
Page  5 2023 Page 5
FirstName LastName
         outflows for investing cash flow activity. Since the adjustments in the periods presented equal the cash out flows for investing activities, please revise this disclosure to further explain this limitation.
Comparison of Fiscal Years Ended December 31, 2022 and 2021, page 250

20. Please revise your disclosures for each line item discussed and include the quantified impact of including a full year of operations from the Nuvini Acquired Companies in
         2022 compared to a partial year in 2021 to the year over year change, and revise your explanations accordingly. Also, provide us with a breakdown of revenue from each of the companies acquired since fiscal 2020 for each period presented and revise to include such information along with an explanation of any material changes or trends from period to period, whether positive or negative. In this regard, we note that each of the acquired companies has a decentralized management structure and retains their own sales and marketing teams backed by Nuvini S.A.'s infrastructure.
Going Concern, Liquidity and Capital Resources, page 254

21. Please revise your disclosures on page 255 to state the total estimated seller payments recorded by Nuvini S.A. as of December 31, 2022. Also, revise to clarify how the various acquisition will be impacted if you are unable to meet your obligations under the Earnout
         Agreements with the sellers or are unable to extend or revise such terms as you have done in the past.
Notes to Consolidated Financial Statements for the Years ended December 31, 2022 and 2021
Note 5. Business combinations, page F-75

22. We note your revised disclosures on page F-78 in response to prior comment 27. Please further revise to clarify the following:
             the amount of the third installment for Effecti payable in shares; whether each of the three installments for Onclick are to be made in cash or shares, as
              the current reference is made to both; and
             whether each of the three installments for Ipe are to be made in cash or shares.
Note 19. Share-based compensation plan, page F-101

23. You disclose here that upon completion of an IPO, all unvested shares will be subject to a
         50% acceleration. Please revise here, or as a subsequent event, to clarify that upon consummation of the business combination 50% of the unvested awards granted under the historical stock option plan to employees automatically vest, with the remainder being forfeited, consistent with adjustment (k) on page 212.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Pierre Schurmann
Nvni Group Ltd
June 29, 2023
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan, Staff
Attorney, at (202) 551-6756 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                           Sincerely,
FirstName LastNamePierre Schurmann
                                                           Division of
Corporation Finance
Comapany NameNvni Group Ltd
                                                           Office of Technology
June 29, 2023 Page 6
cc:       Edward S. Best
FirstName LastName